SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA

At the announcement of SVG Capital's full year results on 8 March 2006, the Company stated that it intended to make a substantial commitment to Permira IV. In addition, the Company stated that the Board was considering increasing the Company's current bank facilities and issuing long term debt.

In line with SVG Capital's principal investment objective of achieving capital appreciation by investing in private equity funds that are managed or advised by Permira, SVG Capital has made a EUR2.8 billion(1) (GBP1.9 billion) commitment to Permira's next private equity fund, Permira IV, which is targeting to raise EUR8.5 billion (GBP5.9 billion).

The Permira Funds, which represent 75% of SVG Capital's portfolio, have been the key driver in SVG Capital's net asset growth to date and this commitment has been made after considerable due-diligence into Permira and the market opportunity. Over their 21 year history, the Permira Funds have outperformed industry upper quartile return benchmarks, with the most recent funds, Permira Europe I, II and III, delivering top decile returns.

It is expected that SVG Capital's commitment to Permira IV will be drawn down during the fund's six year investment period. Funding will be provided from cash resources, distributions from SVG Capital's portfolio of investments, a credit facility and an issue of long-term debt.

SVG Capital's portfolio has been very cash generative and cash balances stand at GBP277 million(2) (EUR402 million). In making the commitment to Permira IV, the Board has reconfirmed its desired level of gearing for SVG Capital of 15-20% over time. To support its commitment to Permira IV and to maximise potential shareholder returns, SVG Capital is therefore increasing its credit facility from EUR285 million to EUR600 million (GBP414 million). In addition, the Company intends to issue approximately EUR200 million (GBP138 million) of bonds through a private placement in the coming months.

Nicholas Ferguson, Chairman of SVG Capital commented: "We believe Permira to be one of the world's best private equity firms, delivering returns to investors that have significantly outperformed public markets and industry peers. Ahead of this commitment, we have once again undertaken extensive due-diligence on Permira and we believe that their team is well motivated to continue this success with Permira IV."

--------
(1) Subject to certain conditions
(2) expected cash balances as at 31 March 2006 and excluding approx. GBP46 million from the realisations of Washtec, austriamicrosystems and Inmarsat, which are yet to be distributed

SVG Advisers
Funds managed or advised by SVG Capital's fund management business, SVG Advisers, expect to make a commitment of approximately EUR1 billion (GBP690 million), in aggregate, to Permira IV.

As part of this commitment, SVG Advisers will be launching several feeder vehicles for Permira IV. These vehicles will seek to provide investors with an attractive, structured access to Permira IV, typically at a lower minimum investment threshold than the fund itself.

Andrew Williams, CEO of SVG Advisers, added: "SVG Advisers has modelled itself on providing investors with intelligent solutions to investing in private equity. A key feature in all of our funds has been sound structuring, an over-commitment policy and good investment selection. SVG Advisers currently has EUR2.4 billion of third-party funds under management and commitments in three areas: open architecture fund of funds; public equity products that use private equity investment appraisal techniques; and feeder vehicles focused on Permira Funds. The addition of the Permira IV feeder vehicles is consistent with our strategy and we are delighted to grow this area further."

For further information, please contact:

SVG Capital plc                                                    020 7010 8923
Nicholas Ferguson/Andrew Williams/Alice Todhunter

Penrose                                                            020 7786 4883
Andrew Nicolls/Emma Thorpe/Will Bowen

SVG Capital's relationship with Permira
In March 2005, SVG Capital announced the formalisation of its relationship with Permira and agreed to be a major investor in future Permira Funds with approximately 80% of SVG Capital's gross assets and uncalled commitments invested in or committed to Permira Funds. At 31 December 2005, Permira Funds represented 75% of SVG Capital's investment portfolio and 73% of its uncalled commitments.

Information on Permira IV
Permira IV will follow a similar investment remit to its predecessor funds, Permira Europe I, II and III. The fund will focus on investments in established businesses, capable of performance improvement and/or significant growth. The core focus will continue to be European buy-out opportunities, in addition Permira IV will consider opportunities originated by the Permira offices in New York and Toyko (the former only in international as opposed to domestic US buy-outs). Permira has a sector-focused approach to deal initiation and selection and has considerable experience in investing in Consumer, TMT (technology, media, telecoms) Chemicals and Industrial products and Services sectors.








The information contained herein is not for publication or distribution, directly or indirectly, in or into the United States of America. This Notice is not an offer to sell or a solicitation of an offer to buy any securities in the United States. No securities have been or will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and none may be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 24 March, 2006


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries